Exhibit 3.1

THIRD AMENDMENT

TO THE

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF

MOUNTAIN CREST ACQUISITION CORP. IV

January 2, 2024

Mountain Crest Acquisition Corp. IV, a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY AS FOLLOWS:

1. The name of the Corporation is “Mountain Crest Acquisition Corp. IV.” The original certificate of incorporation was filed with the Secretary of State of the State of Delaware on March 2, 2021. The Amended and Restated Certificate of Incorporation (the “Amended and Restated Certificate”) was filed with the Secretary of State of Delaware on June 29, 2021. The Amendment to the Amended and Restated Certificate was filed with the Secretary of State of Delaware on December 15, 2022 and the Second Amendment to the Amended and Restated Certificate was filed with the Secretary of State of Delaware on June 22, 2022.

2. This Third Amendment to the Amended and Restated Certificate amends the Amended and Restated Certificate.

3. This Third Amendment to the Amended and Restated Certificate was duly adopted by the Board of Directors of the Corporation and the stockholders of the Corporation in accordance with Section 242 of the General Corporation Law (“GCL”) of the State of Delaware.

4. The text of Paragraph E of Article SIXTH of the Amended and Restated Certificate is hereby amended and restated to read in full as follows:

“E. In the event that the Corporation does not consummate a Business Combination by July 2, 2024 (such date actually extended being referred to as or, in each case if the Office of the Delaware Division of Corporations shall not be open for business (including filing of corporate documents) on such date the next date upon which the Office of the Delaware Division of Corporations shall be open, the “Termination Date”) in accordance with the terms of the Investment Management Trust Agreement, as amended, between the Corporation and Continental Stock Transfer & Trust Company, the Corporation shall (i) cease all operations except for the purposes of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter redeem 100% of the IPO Shares for cash for a redemption price per share as described below (which redemption will completely extinguish such holders’ rights as stockholders, including the right to receive further liquidation distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to approval of the Corporation’s then stockholders and subject to the requirements of the GCL, including the adoption of a resolution by the Board of Directors pursuant to Section 275(a) of the GCL finding the dissolution of the Corporation advisable and the provision of such notices as are required by said Section 275(a) of the GCL, dissolve and liquidate the balance of the Corporation’s net assets to its remaining stockholders, as part of the Corporation’s plan of dissolution and liquidation, subject (in the case of (ii) and (iii) above) to the Corporation’s obligations under the GCL to provide for claims of creditors and other requirements of applicable law. In such event, the per share redemption price shall be equal to a pro rata share of the Trust Fund plus any pro rata interest earned on the funds held in the Trust Fund and not previously released to the Corporation (less taxes payable and dissolution expenses) for its working capital requirements or necessary to pay its taxes divided by the total number of IPO Shares then outstanding.”

IN WITNESS WHEREOF, Mountain Crest Acquisition Corp. IV has caused this Third Amendment to the Amended and Restated Certificate to be duly executed in its name and on its behalf by an authorized officer as of the date first set above.

Mountain Crest Acquisition Corp. IV

By:	/s/ Suying Liu
Name:	Suying Liu
Title:	Chief Executive Officer